SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              ----------------------------------------------------

                                  SCHEDULE 13D

                               (Amendment No. 21)

                    Under the Securities Exchange Act of 1934


                        SPELLING ENTERTAINMENT GROUP INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                   847807 10 4
                                 (CUSIP Number)

                            Michael D. Fricklas, Esq.
                                   Viacom Inc.
                                  1515 Broadway
                            New York, New York 10036
                            Telephone: (212) 258-6000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                  May 17, 1999
             (Date of Event which Requires Filing of this Statement)
        -----------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.
Check the following box if a fee is being paid with this statement |_|.

CUSIP No. 847807 10 4

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                               VIACOM INTERNATIONAL INC.
     ---------------------------------------------------------------------------
                               I.R.S. Identification No. 13-3844753
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of Group (See Instructions)
     |_|  (a)
               -----------------------------------------------------------------
     |_|  (b)
               -----------------------------------------------------------------
(3)  SEC Use Only
                    ------------------------------------------------------------

(4)  Sources of Funds (See Instructions)          WC
                                        ----------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)
                    ------------------------------------------------------------

(6)  Citizenship or Place of Organization         Delaware
                                             -----------------------------------

- ---------------
Number of           (7)  Sole Voting Power
Shares                                            ------------------------------
Beneficially        (8)  Shared Voting Power           75,216,103
Owned by                                          ------------------------------
Each                (9)  Sole Dispositive Power
Reporting                                         ------------------------------
Person With         (10) Shared Dispositive Power      75,216,103
---------------                                   ------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    75,216,103
     ---------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                         -------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
                    Approximately 80.6%
     ---------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)            CO
                                                  ------------------------------

CUSIP No. 847807 10 4

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                               VIACOM INC.
     ---------------------------------------------------------------------------
                               I.R.S. Identification No. 04-2949533
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of Group (See Instructions)
     |_|  (a)
               -----------------------------------------------------------------
     |_|  (b)
               -----------------------------------------------------------------

(3)  SEC Use Only
                    ------------------------------------------------------------

(4)  Sources of Funds (See Instructions)          WC
                                        ----------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)
                    ------------------------------------------------------------

(6)  Citizenship or Place of Organization         Delaware
                                             -----------------------------------

- ---------------
Number of           (7)  Sole Voting Power
Shares                                            ------------------------------
Beneficially        (8)  Shared Voting Power           75,216,103
Owned by                                          ------------------------------
Each                (9)  Sole Dispositive Power
Reporting                                         ------------------------------
Person With         (10) Shared Dispositive Power      75,216,103
---------------                                   ------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    75,216,103
     ---------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                         -------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
                    Approximately 80.6%
     ---------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)            CO
                                                  ------------------------------

CUSIP No. 847807 10 4

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                               SUMNER M. REDSTONE
     ---------------------------------------------------------------------------
                               S.S. No.
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of Group (See Instructions)
     |_|  (a)
               -----------------------------------------------------------------
     |_|  (b)
               -----------------------------------------------------------------

(3)  SEC Use Only
                    ------------------------------------------------------------

(4)  Sources of Funds (See Instructions)
                                        ----------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)
                    ------------------------------------------------------------

(6)  Citizenship or Place of Organization         United States
                                             -----------------------------------

- ---------------
Number of           (7)  Sole Voting Power
Shares                                            ------------------------------
Beneficially        (8)  Shared Voting Power           75,216,103
Owned by                                          ------------------------------
Each                (9)  Sole Dispositive Power
Reporting                                         ------------------------------
Person With         (10) Shared Dispositive Power      75,216,103
---------------                                   ------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    75,216,103
     ---------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                         -------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
                    Approximately 80.6%
     ---------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)            CO
                                                  ------------------------------

          This Amendment No. 21 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 7, 1993 by Blockbuster Entertainment Corporation ("BEC"), Blockbuster Pictures Holding Corporation ("Holdings"), SEGI Holding Company ("SEGI") and Repinvesco, Inc. ("REPI"), as amended (the "Statement"). This Amendment No. 21 is filed with respect to the shares of common stock, par value $.001 per share (the "Common Stock"), of Spelling Entertainment Group Inc. (the "Issuer"), a Delaware corporation, with its principal executive offices located at 5700 Wilshire Boulevard, Los Angeles, California 90036. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.


Item 3.   Source and Amount of Funds or other Consideration.
          --------------------------------------------------

          Item 3 is hereby amended and supplemented as follows:

          Purchases of Common Stock reported in this Amendment No. 21 were, and any purchases of Common Stock hereafter as described in Item 4 shall be, made using working capital of Viacom International Inc.


Item 4.   Purpose of Transaction.
          -----------------------

          Item 4 is hereby amended and supplemented as follows:

          On May 17, 1999, Viacom International Inc. ("Viacom") and the Issuer entered into a definitive merger agreement (the "Merger Agreement") pursuant to which Viacom will commence a tender offer (the "Tender Offer") to purchase all of the issued and outstanding shares of Common Stock not currently owned by Viacom for a cash price of $9.75 per share. The Merger Agreement provides that, as soon as practical after the Tender Offer, the Issuer will merge with a subsidiary of Viacom and each share of Common Stock that is not purchased in the Tender Offer will be acquired for $9.75 per share.

          A copy of the Merger Agreement is attached hereto as Exhibit 99.1 and incorporated by reference herein.

          A copy of a press release issued by Viacom on May 17, 1999 is attached hereto as Exhibit 99.2.


Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          Item 5 is amended and supplemented as follows:

          (a) VIACOM INTERNATIONAL INC. is currently the beneficial owner, with shared dispositive and voting power, of 75,216,103 shares, or approximately 80.6% of the issued and outstanding Common Stock of the Issuer.

          (b) Viacom INC. is currently the beneficial owner, with shared dispositive and voting power, of 75,216,103 shares, or approximately 80.6% of the issued and outstanding Common Stock of the Issuer.

          (c) MR. SUMNER M. REDSTONE is currently the beneficial owner, with shared dispositive and voting power, of 75,216,103 shares, or approximately 80.6% of the issued and outstanding Common Stock of the Issuer.

 Transactions effected since the filing of Amendment No. 20 on March 19, 1999.

            DATE      NO. OF SHARES      PRICE       WHERE AND HOW EXECUTED
          3/20/99         6,750         $9.0000        Private Purchase,
                                                      New York, New York
          3/22/99        27,000         $9.0000             "
          3/23/99         8,125         $9.0000             "
          4/13/99        44,847         $9.0000             "
          4/23/99        87,500         $9.0000             "

                  All of the above transactions were purchases.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.
          ----------------------------------------------------------------------

          Item 6 of the Schedule 13D is hereby amended and supplemented by reference to the amendment to Item 4 of the Schedule 13D set forth above.


Item 7.   Material to be filed as Exhibits.
          ---------------------------------

          99.1 Agreement and Plan of Merger among Viacom International Inc., VSEG Acquisition Inc. and Spelling Entertainment Group Inc., dated as of May 17, 1999.

          99.2      Press Release issued by Viacom Inc. on May 17, 1999

          99.3 Agreement among Viacom International Inc., Viacom Inc. and Sumner M. Redstone pursuant to Rule 13d-1(f)(1)(iii).

Signature
- ---------

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


May 17, 1999                  VIACOM INTERNATIONAL INC.


                              By:       \S\  Michael D. Fricklas
                                        --------------------------
                              Name:     Michael D. Fricklas
                              Title:    Senior Vice President

Signature
- ---------

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


May 17, 1999                  VIACOM INC.


                              By:       \S\  Michael D. Fricklas
                                        ------------------------------
                              Name:     Michael D. Fricklas
                              Title:    Senior Vice President,
                                        General Counsel and Secretary

Signature
- ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



May 17, 1999                  By:            *
                                   ---------------------------------
                                   Sumner M. Redstone,
                                   Individually





*By: \S\  Philippe P. Dauman
     --------------------------------
     Philippe P. Dauman
     Attorney-in-Fact under the
     Limited Power of Attorney
     filed as Exhibit 99.2 to the
     Statement, Amendment No. 11

                                  EXHIBIT INDEX
                                 ---------------

Exhibit No.         Description
- -----------         -----------

     99.1 Agreement and Plan of Merger among Viacom International Inc., VSEG Acquisition Inc. and Spelling Entertainment Group Inc., dated as of May 17, 1999.

     99.2           Press Release issued by Viacom Inc. on May 17, 1999

     99.3 Agreement among Viacom International Inc., Viacom Inc. and Sumner M. Redstone pursuant to Rule 13d-1(f)(1)(iii).